Exhibit 4

DENISON MINES CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held June 25, 2012

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) dated May 28, 2012, a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Denison Shares”) of Denison Mines Corp. (“Denison” or the “Corporation”) will be held at the St. Andrew’s Club and Conference Centre, 150 King Street West, Toronto, Ontario on June 25, 2012 at 10:00 a.m. (Toronto time) for the following purposes:

(a)	to consider, pursuant to the Interim Order, and if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying information circular of Denison dated May 28, 2012 (the “Information Circular”), to approve a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) whereby, immediately following the acquisition (the “Purchase and Sale Transaction”) by Energy Fuels Inc. (“Energy Fuels”) of (a) all of the shares of Denison’s subsidiaries holding all of Denison’s mining assets and operations located in the United States (the “US Mining Division”) in exchange for payment of Cdn$10.00, and (b) all of the intercompany debt owed by the US Mining Division to Denison (the “Acquired Debt”) in exchange for a promissory note (the “EFI Note”) with a principal amount equal to the aggregate fair market value of 425,441,494 common shares (“EFI Shares”) of Energy Fuels (or approximately 42,544,149 EFI Shares if the EFI Shares are consolidated on a 10-for-1 basis prior to the Arrangement) (collectively, the “EFI Payment Shares”), Denison will complete a reorganization of its capital pursuant to which each issued and outstanding Denison Share will be exchanged for one new common share of Denison (a “New Denison Share”) and an assignment by Denison of a portion of the EFI Note on a pro rata basis, following which EFI will repay the EFI Note by issuing the EFI Payment Shares directly to Shareholders in full and final satisfaction of the EFI Note, all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

In connection with the completion of the Arrangement, the US Mining Division and the Acquired Debt will be transferred to Energy Fuels and, pursuant to the reorganization of capital of Denison, Shareholders of record on June 28, 2012 will receive for each Denison Share held one New Denison Share (issued in exchange for the existing Denison Shares) and approximately 1.106 EFI Shares (or approximately 0.1106 of an EFI Share if the EFI Shares are consolidated on a 10-for-1 basis prior to the Arrangement) in repayment of the EFI Note on the effective date of the Arrangement (the “Effective Date”). Subject to the approval of the shareholders of Energy Fuels, Energy Fuels expects that it will consolidate the EFI Shares on a 10-for-1 basis subsequent to the Effective Date.

If the requisite Shareholder, regulatory and other approvals are obtained, and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Effective Date will be on or about June 29, 2012. As the distribution of the EFI Payment Shares is conditional on the completion of the Purchase and Sale Transaction, the Toronto Stock Exchange (the “TSX”) and the NYSE MKT LLC (the “NYSE MKT”) have approved the use by Denison of Due Bills (as such term is defined in the TSX Company Manual) such that ex-distribution trading of the Denison Shares will commence at the opening of the TSX and the NYSE MKT on the first trading day after the Effective Date, expected to be on or about July 3, 2012 for the TSX and on or about July 2, 2012 for the NYSE MKT.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice.

The full text of the arrangement agreement between Denison and Energy Fuels dated May 23, 2012 and the plan of arrangement in respect of the Arrangement are attached to the Information Circular as Appendix C and Appendix D, respectively.

Whether or not a Shareholder intends to attend the Meeting, all Shareholders are requested to sign, date, and return the enclosed form of proxy or voting instruction form (each referred to as a “Form of Proxy”). In order to be valid and acted upon at the Meeting, a Form of Proxy must be received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) no later than 5:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting, or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion and the Chair is under no obligation to accept or reject any particular late proxy. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the Information Circular accompanying this Notice.

In accordance with the provisions of the OBCA, Denison prepared a list of shareholders on May 25, 2012 (the “Meeting Record Date”). Each Shareholder named in the list will be entitled to vote the Denison Shares shown opposite his or her name on the list at the Meeting.

Pursuant to the Interim Order, registered holders of Denison Shares on the Effective Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder who dissents will be entitled to be paid the fair value for such Shareholder’s Denison Shares in accordance with the provisions of Section 185 of the OBCA, as modified by the Interim Order. A registered Shareholder wishing to exercise his or her rights of dissent with respect to the Arrangement must send to Denison a written objection to the Arrangement Resolution, which written objection must be received by Denison at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2, Attention: Corporate Secretary, on or before 4:30 p.m. (Toronto time) on the business day preceding the date of the Meeting. Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right to dissent. Please see “Rights of Dissenting Shareholders” in the Information Circular and please also see Appendices B and E of the Information Circular.

Subject to the requisite approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on June 27, 2012 at 10:00 a.m. (Toronto time) at the Ontario Superior Court of Justice (Commercial List), 330 University Avenue, Toronto, Ontario, M5G 1R7, or as soon thereafter as is reasonably practicable. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. At the hearing, any Shareholder or other interested party who wishes to participate, to be represented or to present evidence or argument may do so, subject to filing with the Court a Notice of Appearance in accordance with the Ontario Rules of Civil Procedure, serving such notice upon Denison on or before 4:30 p.m. (Toronto time) on June 20, 2012 and satisfying any other requirements as provided in the Interim Order. Please see the Notice of Application and Interim Order attached as Appendix B of the Information Circular for further details.

DATED at the City of Toronto, in the Province of Ontario, this 28th day of May, 2012.

DENISON MINES CORP.

(signed) “Ron F. Hochstein” President and Chief Executive Officer